Exhibit 99.1

EXECUTION VERSION

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of February 24, 2021, by and between ACI Worldwide, Inc. (the “Company”) and the entities and natural persons set forth in the signature pages hereto (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, Starboard has a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”)) interest in shares of Company’s common stock, par value $0.005 per share (the “Common Shares”), totaling, in the aggregate, 8,987,486 Common Shares, or approximately 7.7% of the Common Shares issued and outstanding as of February 22, 2021; and

WHEREAS, as of the date hereof, the Company and Starboard have determined to come to an agreement with respect to the composition of the Company’s board of directors (the “Board”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.	Board Appointments and Related Agreements.

(a)Board Appointments.

(i)The Company agrees that as promptly as practicable after the date hereof (and in any event no later than March 26, 2021), the Board shall take all necessary actions to (A) amend the Company’s Amended and Restated By-laws to increase the maximum number of directors of the Board from ten (10) to twelve (12) and (B) appoint to the Board two (2) new independent directors to be selected from the list of independent director candidates agreed to between the Company and Starboard as of the date hereof (each, a “New Independent Director” and collectively, the “New Independent Directors”). The Company agrees that, provided that such appointed New Independent Director is able and willing to continue to serve on the Board, the Company will include each such newly appointed New Independent Director in the Company’s slate of recommended nominees standing for election at the 2021 annual meeting of stockholders of the Company (the “2021 Annual Meeting”) and will recommend, support and solicit proxies for the election of the New Independent Directors at the 2021 Annual Meeting in the same manner as for the Company’s other nominees at the 2021 Annual Meeting. The Company confirms that two incumbent members of the Board shall not stand for re-election to the Board at the 2021 Annual Meeting such that upon the conclusion of the 2021 Annual Meeting the size of the Board will be set at ten (10) directors. The Company agrees that, from and after entering into a customary non-disclosure agreement with the Company in a form provided by the Company and to be agreed between the Parties, (x) each of the New Independent Directors may attend and participate in any meeting of the Board (whether such meetings are held in person, telephonically or otherwise) until the appointment of the New Independent Directors to the Board, and shall be appointed to the Board as the first order of business at the next such meeting of the Board and (y) until such time as they are appointed to the Board, each of the New Independent Directors shall receive copies of all documents distributed to the Board, including notice of all meetings of the Board, all written consents executed by the Board, all materials prepared for consideration at any meeting of the Board, and all minutes related to each meeting of the Board after the date of this Agreement contemporaneous with their distribution to the Board (except to the extent any such materials are privileged as determined by the Board in good faith).

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(ii)If any New Independent Director (or any Replacement Independent Director (as defined below)) is unable or unwilling to serve as a director, resigns as a director or is removed as a director prior to the expiration of the Standstill Period, and at all times since the date of this Agreement and at such time Starboard beneficially owns (as determined under Rule 13d-3 promulgated under the Exchange Act) at least the lesser of 3.0% of the Company’s then outstanding Common Shares and 3,502,845 Common Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (such lesser amount, the “Minimum Ownership Threshold”), Starboard shall have the ability to recommend a substitute person(s) for appointment to the Board in accordance with this Section 1(a)(ii) (any such replacement nominee shall be referred to as a “Replacement Independent Director”, and if and when such person becomes a director of the Board in accordance with this Section 1(a)(ii), such person shall be deemed a New Independent Director for purposes of this Agreement). Any Replacement Independent Director must (A) be reasonably acceptable to the Nominating and Corporate Governance Committee (such acceptance not to be unreasonably withheld), (B) be independent of Starboard (for the avoidance of doubt, the nomination by Starboard of any person to serve on the board of another company shall not (in and of itself) cause such person not to be deemed independent of Starboard), (C) qualify as “independent” pursuant to Nasdaq Stock Market listing standards, (D) have the relevant financial and business experience to be a director of the Company, and (E) satisfy the publicly disclosed guidelines and policies with respect to service on the Board, including, without limitation, the Company’s Corporate Governance Guidelines and the Nominating and Corporate Governance Committee charter (in the case of each of (B) through (E), as reasonably determined by the Nominating and Corporate Governance Committee). The Nominating and Corporate Governance Committee shall make its determination and recommendation (which it shall undertake reasonably and in good faith) regarding whether such person meets the foregoing criteria, assuming reasonable availability and responsiveness of such nominee, within ten (10) business days after (1) such nominee as a Replacement Independent Director has submitted to the Company the documentation required by Section 1(b)(iv) and (2) representatives of the Board have, if requested by the Company, conducted customary interview(s) of such nominee. The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this Section 1(a)(ii) as promptly as practicable, but in any case, assuming reasonable availability and responsiveness of the nominee, within ten (10) business days after Starboard’s recommendation of such nominee. In the event the Nominating and Corporate Governance Committee does not accept a person recommended by Starboard as the Replacement Independent Director, Starboard shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Nominating and Corporate Governance Committee recommending such person in accordance with the procedures described above (and for the avoidance of doubt, the Company may also identify names for consideration). The Board shall vote on the appointment of such Replacement Independent Director to the Board no later than five (5) business days after the Nominating and Corporate Governance Committee recommendation of such Replacement Independent Director; provided, however, that if the Board does not appoint such Replacement Independent Director to the Board pursuant to this Section 1(a)(ii), the Parties shall continue to follow the procedures of this Section 1(a)(ii) until a Replacement Independent Director is appointed to the Board. Upon a Replacement Independent Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Replacement Independent Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal or, if the Board or the applicable committee of the Board determines that the Replacement Independent Director does not satisfy the requirements of the Nasdaq Stock Market and applicable law with respect to service on the applicable committee (which determination shall be made reasonably and in good faith), to an alternative committee of the Board. Until such time as any Replacement Independent Director is appointed to any applicable committee, the other New Independent Director will be permitted to serve as an interim member of such applicable committee, unless such New Independent Director is already serving as a member of such committee or the Board or the applicable committee of the Board determines that such New Independent Director does not satisfy the requirements of the Nasdaq Stock Market and applicable law with respect to service on the applicable committee (which determination shall be made reasonably and in good faith).

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(iii)The Company agrees that during the Standstill Period, Thomas Cusack shall be an observer to the Board (the “Observer”) and shall receive, on a confidential and restricted basis, copies of all documents distributed to the Board during the Standstill Period, including, without limitation, notice of all meetings of the Board, all written consents executed by the Board, all materials prepared for consideration at any meeting of the Board, and all minutes related to each meeting of the Board contemporaneous with their distribution to the Board. The Observer shall have the right to attend and reasonably participate, but not vote, at all meetings of the Board during the Standstill Period (whether such meetings are held in person, telephonically or otherwise). The Observer will agree to comply with all confidentiality, corporate governance, conflict of interest, Regulation FD, code of conduct and ethics, and insider trading policies and guidelines of the Company that have been provided to the Observer. Notwithstanding the foregoing, the Company reserves the right to exclude the Observer from access to any material or meeting or portion thereof if, and only to the extent that, the Board, as applicable, determines reasonably and in good faith that such exclusion is necessary and appropriate, including in cases involving legal privileges, conflicts of interest and compliance with applicable law or stock exchange regulation. As a condition to serving as the Observer, the Observer and Starboard are delivering to the Company concurrently with the execution of this Agreement an executed confidentiality agreement in a form agreed between the Parties prior to the date hereof (the “Confidentiality Agreement”), and shall also agree to hold any information received as the Observer subject to the fiduciary duties that he or she would have to the Company and its stockholders were he or she a director of the Company.

(iv)The Company agrees that each New Independent Director shall be given the same due consideration for membership to each committee of the Board as any other independent director.

(v)Subject to Nasdaq Stock Market rules and applicable laws, during the Standstill Period, the Board and all applicable committees of the Board shall take all action necessary to ensure that each committee of the Board, including any committee of the Board formed after the date of this Agreement, provides at least one New Independent Director the opportunity to be appointed to such committee.

(vi)During the period commencing upon the conclusion of the 2021 Annual Meeting and continuing until the expiration of the Standstill Period, the Board shall take all necessary actions to set the size of the Board at no more than ten (10) directors, unless Starboard consents in writing to any proposal to increase the size of the Board.

(b)Additional Agreements.

(i)Starboard shall comply, and shall cause each of its controlled Affiliates and Associates (collectively, “Covered Persons”) to comply, with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such Covered Person. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

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(ii)Upon execution of this Agreement, Starboard shall not, and shall cause each of its Covered Persons not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at the 2021 Annual Meeting, (B) submit any proposal for consideration at, or bring any other business before, the 2021 Annual Meeting or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2021 Annual Meeting. Starboard shall not publicly or privately encourage or support any other stockholder, person or entity to take any of the actions described in this Section 1(b)(ii).

(iii)Starboard shall appear in person or by proxy at the 2021 Annual Meeting and vote all Common Shares beneficially owned by Starboard at the 2021 Annual Meeting (A) in favor of all of the Company’s nominees, (B) in favor of the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021, (C) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal and (D) in accordance with the Board’s recommendation with respect to any other Company proposal or stockholder proposal presented at the 2021 Annual Meeting; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Company’s “say-on-pay” proposal or any other Company proposal or shareholder proposal presented at the 2021 Annual Meeting (other than proposals relating to the election or removal of directors), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation. Starboard further agrees that it will appear in person or by proxy at any special meeting of the Company’s stockholders during the Standstill Period and vote all Common Shares beneficially owned by Starboard at such meeting in accordance with the Board’s recommendation on any proposal relating to the appointment, election or removal of director(s).

(iv)Starboard acknowledges that, as soon as practicable following the date of this Agreement and prior to being appointed to the Company’s Board, each potential New Independent Director shall submit to the Company (x) a fully completed copy of the Company’s standard director and officer questionnaire and other reasonable and customary director onboarding documentation (including an authorization form to conduct a background check, a representation agreement, consent to be named as a director in the Company’s proxy statement and certain other agreements) required by the Company in connection with the appointment or election of new Board members, and (y) a written representation that such person, if elected as a director of the Company, would be in compliance, and will comply with, all applicable publicly disclosed confidentiality, corporate governance, conflict of interest, Regulation FD, code of conduct and ethics, and stock ownership and trading policies and guidelines of the Company that have been provided to such person prior to such date (collectively, the “Onboarding Documentation”). As a condition for eligibility for appointment to the Board, each candidate for any Replacement Independent Director shall promptly (but in any event prior to being appointed to the Board in accordance with this Agreement) submit to the Company the Onboarding Documentation.

(v)Starboard acknowledges that all directors (including the New Independent Directors and any Replacement Independent Directors) and the Observer are (A) governed by, and required to comply with, all policies, procedures, codes, rules, standards and guidelines applicable to all members of the Board and (B) required to keep confidential all Company confidential information and not disclose to any third parties (including from Starboard, other than as permitted with respect to the Observer by the Confidentiality Agreement) any discussions, matters or materials considered in meetings of the Board or Board committees.

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(vi)The Company agrees that the Board and all applicable committees of the Board shall, to the extent that the Board and such committees have such authority and are entitled to so determine, take all necessary actions (other than amending or modifying any Existing Plans and Agreements (as defined below)), effective no later than in connection with the appointment of such New Independent Directors following the execution of this Agreement, to determine, in connection with their initial appointment as a director and nomination by the Company at the 2021 Annual Meeting, that each of the New Independent Directors is deemed to be (A) a member of the “Incumbent Board” or “Continuing Director” (as such term may be defined in the definition of “Change in Control,” “Change of Control” (or any similar term) under the Company’s incentive plans, options plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, indentures or any other related plans or agreements (the “Existing Plans and Agreements”) that refer to any such plan or agreement’s definition of “Change in Control” or any similar term) and (B) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of “Change in Control” or any similar term under such Existing Plans and Agreements. For the avoidance of doubt, nothing in this Section 1(b)(vi) shall require, or be deemed to be, an amendment or modification to any Existing Plans and Agreements, including the outstanding awards thereunder.

(vii)Starboard shall promptly (and in any event within five (5) business days) inform the Company in writing if Starboard fails to satisfy the Minimum Ownership Threshold at any time.

2.	Standstill Provisions.

(a)Starboard agrees that, from the date of this Agreement until the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the 2022 annual meeting of the Company’s stockholders (the “2022 Annual Meeting”) pursuant to the Company’s Amended and Restated By-laws or (y) the date that is ninety (90) days prior to the first anniversary of the 2021 Annual Meeting (the “Standstill Period”), Starboard shall not, and shall cause each Covered Person not to, in each case directly or indirectly, in any manner:

(i)engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents, in each case, with respect to any securities of the Company;

(ii)form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company (other than a “group” that includes all or some of the members of Starboard, but does not include any other entities or persons that are not members of Starboard as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Starboard to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound in writing by the terms and conditions of this Agreement;

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(iii)deposit any Common Shares in any voting trust or subject any Common Shares to any arrangement or agreement with respect to the voting of any Common Shares, other than any such voting trust, arrangement or agreement solely among the members of Starboard and otherwise in accordance with this Agreement; seek or submit, or encourage any person or entity to seek or submit, nomination(s) in furtherance of a “contested solicitation” for the appointment, election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the appointment, election or removal of any directors; provided, however, that nothing in this Agreement shall prevent Starboard or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2022 Annual Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Company, are not publicly disclosed by Starboard or its representatives, Affiliates or Associates and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances;

(iv)(A) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of the Company or through any referendum of stockholders, (B) make any offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, takeover offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, (C) solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, takeover offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, tender (or exchange) offer, takeover offer, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to the Company or any of its subsidiaries by such third party prior to such proposal becoming public, (E) call or seek to call a special meeting of stockholders, or (F) act by written consent;

(v)seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(vi)advise, encourage, support or influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders, except in accordance with Section 1; or

(vii)make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b)Except as expressly provided in Section 1 (including Sections 1(b)(ii) and 1(b)(iii) with respect to the 2021 Annual Meeting) and Section 2(a), Starboard shall be entitled to (i) vote the Common Shares that it beneficially owns as it determines in its sole discretion and (ii) subject to Section 12, disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company on any shareholder proposal or other matter to be voted on by the shareholders of the Company and the reasons therefor.

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(c)Nothing in Section 2(a) shall be deemed to limit the exercise in good faith by the New Independent Directors (or any Replacement Independent Directors, as applicable) of such person’s fiduciary duties solely in such person’s capacity as a director of the Company and in a manner consistent with such person’s and Starboard’s obligations under this Agreement.

3.	Representations and Warranties of the Company.

The Company represents and warrants to Starboard that (A) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (B) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (C) the execution, delivery and performance of this Agreement by the Company does not and will not (1) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (2) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or agreement to which the Company is a party or by which it is bound.

4.	Representations and Warranties of Starboard.

Starboard represents and warrants to the Company that (A) the authorized signatory of Starboard set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Starboard thereto, (B) this Agreement has been duly authorized, executed and delivered by Starboard, and is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (C) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Starboard as currently in effect, (D) the execution, delivery and performance of this Agreement by Starboard does not and will not (1) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Starboard or (2) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (E) as of the date of this Agreement, Starboard beneficially owns (as determined under Rule 13d-3 promulgated under the Exchange Act) 8,987,486 Common Shares, (F) as of the date hereof, and except as set forth in clause (E) above, Starboard does not currently have, and does not currently have any right to acquire, any interest in any securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Shares, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Shares, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement) and (G) Starboard will not, directly or indirectly, compensate or agree to compensate any director or director nominee of the Company for his or her respective service as a director of the Company, including any New Independent Director, with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement), or other form of compensation directly or indirectly related to the Company or its securities. For the avoidance of doubt, nothing herein shall prohibit Starboard for compensating or agreeing to compensate any person for his or her respective service as a nominee or director of any other company.

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5.	Press Release.

Promptly following the execution of this Agreement, the Company and Starboard shall jointly issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Starboard shall issue any press release or make any public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party. During the Standstill Period, neither the Company nor Starboard shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement.

6.	Specific Performance.

Each of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Starboard, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

7.	Expenses.

The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with Starboard’s involvement at the Company prior to the execution of this Agreement, including, but not limited to the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $200,000 in the aggregate.

8.	Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

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9.	Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (A) upon receipt, when delivered personally; (B) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (C) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company, to:

ACI Worldwide, Inc.
6060 Coventry Drive
Elkhorn, NE 68022

Attention:	Dennis Byrnes, General Counsel
Email:	dennis.byrnes@aciworldwide.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Attention:	Daniel A. Neff, Esq. Sabastian V. Niles, Esq. Gordon S. Moodie, Esq.
Email:	daneff@wlrk.com svniles@wlrk.com gsmoodie@wlrk.com

If to Starboard or any member thereof, to:

Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

Attention:	Jeffrey C. Smith
Email:	jsmith@Starboardvalue.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attention:	Steve Wolosky, Esq.
Andrew Freedman, Esq.
Email:	swolosky@olshanlaw.com
afreedman@olshanlaw.com

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10.	Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (A) any claim that it is not personally subject to the jurisdiction of the above- named courts for any reason, (B) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by applicable legal requirements, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12.	Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, controlled affiliates, successors, assigns, partners, members, officers, key employees or directors shall have breached this Section 12, neither it nor any of its respective agents, subsidiaries, controlled affiliates, successors, assigns, partners, members, officers, key employees or directors, shall in any way publicly criticize, disparage, call into disrepute, or otherwise defame or slander the other Party or such other Party’s subsidiaries, affiliates, successors, assigns, partners, members, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, stockholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives.

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13.	Securities Laws.

Starboard acknowledges that it is aware, and will advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws may prohibit any person who directly or indirectly has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

14.	Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term.

This Agreement and the Confidentiality Agreement contain the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein and therein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Starboard. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities. This Agreement shall terminate at the end of the Standstill Period, except the provisions of Sections 6, 8, 9, 13 and 14, which shall survive such termination; provided, however, that any Party may bring an action following such termination alleging a breach of this Agreement occurring prior to the end of the Standstill Period.

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12

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date first set forth above.

THE COMPANY:

ACI WORLDWIDE, INC.

By:	/s/ David A. Poe
	Name:	David A. Poe
	Title:	Chairman

[Signature Page to Agreement by and between ACI and Starboard]

STARBOARD:

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD By: Starboard Value LP, its investment manager	STARBOARD VALUE L LP By: Starboard Value R GP LLC, its general partner
STARBOARD VALUE AND OPPORTUNITY S LLC By: Starboard Value LP, its manager	STARBOARD VALUE LP By: Starboard Value GP LLC, its general partner
STARBOARD VALUE AND OPPORTUNITY C LP By: Starboard Value R LP, its general partner	STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member
STARBOARD VALUE R LP By: Starboard Value R GP LLC, its general partner	STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner
STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP By: Starboard Value L LP, its general partner	STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH

/s/ Peter A. Feld
PETER A. FELD

[Signature Page to Agreement by and between ACI and Starboard]

EXHIBIT A

PRESS RELEASE

ACI Worldwide to Appoint Two New Independent Directors to the Company’s Board of Directors

ACI Enters into Agreement with Starboard

NAPLES, FLA. – February 25, 2021 – ACI Worldwide (NASDAQ: ACIW), a leading global provider of real-time digital payment software and solutions, today announced that it has entered into an agreement with Starboard Value LP (“Starboard”), an investment firm which owns approximately 7.7 percent of ACI Worldwide outstanding common stock.

Under the terms of the agreement, the Company will be adding two new independent directors. These directors will be appointed to the ACI Board in March 2021, temporarily increasing the number of directors on the Board to 12, all but one of whom are independent.

“We are pleased to have reached this agreement with Starboard and look forward to welcoming two new independent directors to the Board,” said David A. Poe, Chairman of the Board of Directors of ACI Worldwide. “These appointments underscore our commitment to Board refreshment and follow recent actions at ACI including the appointment of three new independent directors over the past three years. We believe these new directors will offer fresh perspectives as the Company continues its efforts to maximize profitability and create significant shareholder value. ACI is making substantial progress executing our three-pillar strategic plan, and we are confident that ACI is poised to continue accelerating profitable growth in 2021.”

Jeff Smith, CEO of Starboard, commented, “We appreciate the constructive dialogue we have had with ACI over the last several months and are pleased to have worked collaboratively with the Board and management team. ACI is an outstanding company and we are confident that the appointment of these new directors will bring additional insights and perspectives as ACI continues its efforts to enhance shareholder value.”

Pursuant to the agreement, Starboard has named Tom Cusack as Board Observer, effective immediately. Starboard has agreed to customary standstill, voting, and other provisions. The full agreement between ACI and Starboard will be filed on a Form 8-K with the SEC.

About ACI Worldwide

ACI Worldwide is a global software company that provides mission-critical real-time payment solutions to corporations. Customers use our proven, scalable and secure solutions to process and manage digital payments, enable omni-commerce payments, present and process bill payments, and manage fraud and risk. We combine our global footprint with local presence to drive the real-time digital transformation of payments and commerce.

About Starboard Value LP

Starboard Value LP is a New York-based investment adviser with a focused and differentiated fundamental approach to investing primarily in publicly traded U.S. companies. Starboard seeks to invest in deeply undervalued companies and actively engage with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all shareholders.

Forward-Looking Statements

Certain statements and information in this press release may be deemed to contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release may include, but are not limited to, statements relating to our objectives, plans and strategies, and statements that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

All of the foregoing forward-looking statements are expressly qualified by the risk factors discussed in our filings with the Securities and Exchange Commission. Such factors include, but are not limited to, increased competition, the success of our Universal Payments strategy, demand for our products, consolidations and failures in the financial services industry, customer reluctance to switch to a new vendor, failure to obtain renewals of customer contracts or to obtain such renewals on favorable terms, delay or cancellation of customer projects or inaccurate project completion estimates, the complexity of our products and services and the risk that they may contain hidden defects or be subjected to security breaches or viruses, compliance of our products with applicable legislation, governmental regulations and industry standards, our compliance with privacy regulations, our ability to protect customer information from security breaches or attacks, our ability to adequately defend our intellectual property, exposure to credit or operating risks arising from certain payment funding methods, business interruptions or failure of our information technology and communication systems, our offshore software development activities, risks from operating internationally, including fluctuations in currency exchange rates, exposure to unknown tax liabilities, adverse changes in the global economy, worldwide events outside of our control, failure to attract and retain key personnel, litigation, future acquisitions, strategic partnerships and investments, integration of and achieving benefits from the Speedpay acquisition, impairment of our goodwill or intangible assets, restrictions and other financial covenants in our debt agreements, our existing levels of debt, replacement of LIBOR benchmark interest rate, the accuracy of management’s backlog estimates, exposure to unknown tax liabilities, the cyclical nature of our revenue and earnings and the accuracy of forecasts due to the concentration of revenue-generating activity during the final weeks of each quarter, volatility in our stock price, and the COVID-19 pandemic. For a detailed discussion of these risk factors, parties that are relying on the forward-looking statements should review our filings with the Securities and Exchange Commission, including our most recently filed Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. We do not intend, and undertake no obligation, to update any forward-looking statement, except as required by applicable law.

Contacts

John Kraft, Senior Vice President, Head of Strategy and Finance

ACI Worldwide

239-403-4627

john.kraft@aciworldwide.com

Dan Ring, Vice President, Head of Public Relations

ACI Worldwide

781-370-3694

dan.ring@aciworldwide.com